AB 3/17

* KH 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company LLC [redacted]

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE [redacted] (Do not use P.O. Box No.)

711 Fifth Avenue
(No. and street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland 212-832-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020361

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Allen & Company LLC (the "Company"), a wholly owned subsidiary of Allen Operations LLC, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer

Signature

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of February 2011

TERENCE C. McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2014

ALLEN & COMPANY LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiary (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Allen & Company LLC and subsidiary at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

ALLEN & COMPANY LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
(In thousands)

ASSETS

CASH	$ 4,201
CASH - Segregated in compliance with federal regulations	3,100
SECURITIES OWNED	154,975
RECEIVABLES FROM CLEARING ORGANIZATIONS	1,201
FIXED ASSETS — Net of accumulated depreciation of $3,245	2,419
RECEIVABLES FROM AFFILIATES	2,372
OTHER ASSETS	21,539
TOTAL	$ 189,807

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 10,845
Post-retirement benefits payable	25,087
Payables to affiliates	3,187
Other liabilities	7,380
Total liabilities	46,499
MEMBER'S EQUITY	153,170
ACCUMULATED OTHER COMPREHENSIVE LOSS	(9,862)
Total member's equity	143,308
TOTAL	$ 189,807

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC ("Member") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. Services provided by the Company include investment banking, trading, and securities brokerage activities. The Company uses Pershing LLC for its clearing operations.

On June 30, 2008, Allen & Company Advisors Limited ("ACAL"), a wholly-owned subsidiary of the Company was incorporated as a private limited company in England and Wales to facilitate the Company's investment banking business outside of the United States. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Consolidated Statement of Financial Condition — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of not readily marketable securities and post-retirement benefits, as well as reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Cash Segregated in Compliance With Federal Regulations — Cash of $3,100 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. Periodically the Company may use Treasury securities for deposits in their special reserve bank accounts.

Securities Transactions — Transactions in securities are recorded on a trade-date basis. Marketable securities are recorded at market value, and not readily marketable securities are recorded at fair value as determined by management.

Receivables From Clearing Organizations — These receivables represent funds on deposit with clearing organizations.

Commissions Payable — Commissions payable represents compensation due to revenue producing employees.

Fixed Assets — Fixed assets consist primarily of leasehold improvements recorded at cost, less accumulated depreciation. Fixed assets are depreciated over useful lives of five to seven years and leasehold improvements are amortized over the life of the lease or useful life whichever is shorter.

New Accounting Pronouncements — In January 2010, the FASB issued an Accounting Standards Update, which, among other things, amends the relevant fair value guidance to require entities to separately present purchases, sales, issuances and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. The Company adopted this guidance on January 1, 2010. The adoption did not have a material impact on the Company's financial statement disclosures.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities owned are comprised principally of marketable equity securities and are stated at market value. Market value represents the publicly quoted market price as of the close of business on December 31, 2010.

Securities owned which are stated at fair value consist of not readily marketable securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be offered or sold because of restrictions or other conditions applicable to the securities and investments in non publicly traded partnerships. In determining fair value, management has estimated values of certain financial instruments held by them in the absence of readily ascertainable market values and based upon a compilation of available information. Due to the inherent uncertainty as to the valuation for securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

The Company adopted ASC 820 (*Fair Value Measurements)* effective December 1, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based on the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the assets or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

Level 3 — Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

The following tables present the Company's financial instruments that are carried at fair value as of December 31, 2010, by type of instrument and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value			
Type of Instrument	**Level 1**	**Level 2**	**Level 3**	**Total**
Marketale securities	$ 107,000	$ -	$ -	$ 107,000
Equities	20,387	1,290	14,254	35,931
Limited Partnership Investment	-	4,330	-	4,330
Private Company Investment	-	-	7,714	7,714
Total investments at fair value	$ 127,387	$ 5,620	$ 21,968	$ 154,975

Net unrealized loss on Level 3 investments still held at December 31, 2010 was $4,959.

Limited Investment Partnership Redemptions – The Company has an investment in a Limited Partnership which is valued at Net Asset Value ("NAV"). This investment can be withdrawn by the Company at NAV within 90 days of the measurement date, with at least 65 days written notice.

3. EMPLOYEE BENEFIT PLANS

The Company participates with Allen & Company Incorporated ("ACI"), which is a member of Allen Operations LLC, in a qualified, noncontributory defined benefit pension plan (the "Plan") that provides retirement benefits to the majority of its eligible employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under the Employee Retirement Income Security Act of 1974 ("ERISA"), to the extent the contributions will be tax deductible.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the ERISA by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or re-hired on or after January 1, 2009, from participating in either plan.

The following table provides the plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2010, and the Company's funded status as of December 31, 2010:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 36,764	$ 15,133
Fair value of plan assets	26,810	-
Unfunded status	$ (9,954)	$ (15,133)
Benefit cost	$ 1,486	$ 1,430
Employer contributions	750	76
Participant contributions	-	14
Benefits paid	(328)	(90)

Amounts recognized in the consolidated statement of financial condition consist of the following:

	Benefits	Benefits
Total liability	$ (9,954)	$ (15,133)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits	Medical Benefits
Prior service cost (benefit)	$ 5	$ (649)
Net loss	8,819	2,098
Net amount recognized	$ 8,824	$ 1,449

The accumulated benefit obligation for the defined benefit pension plan was $32,749 at December 31, 2010. The Company expects to contribute $1,291 to its pension plan and $140 to its medical plan in 2011.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Pension Benefits	Medical Benefits
Expected amortization of prior service credit	$ (1)	$ (72)
Expected amortization of net loss	353	42

Weighted-average assumptions used to determine benefit obligations at December 31, 2010, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	5.00 %	5.00 %
Rate of compensation increase	4.00 %	4.00 %

Weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2010, are as follows:

	Benefits	Benefits
Discount rate	5.25 %	5.25 %
Expected long-term return on plan assets	5.50 %	N/A
Rate of compensation increase	4.00 %	4.00 %

For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2010 decreasing to 5.5% for 2018 and beyond.

The Company's pension plan weighted-average asset allocation, by asset category, at December 31, 2010, is as follows:

Asset Category	Target Allocation	Plan Assets
Equity securities	35% +/- 5%	39.5 %
Debt securities	60% +/- 5%	50.6
Money market securities	5% +/- 5%	9.9
Total		100 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 4%–6%, and money market securities are expected to return 1%–3%. The pension committee regularly monitors investment performance and target allocation ranges, and has the discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future service, are expected to be paid:

Years Ending December 31	Pension Benefits	Medical Benefits
2011	$ 778	$ 140
2012	848	170
2013	930	224
2014	1,017	288
2015	1,223	332
2016–2020	7,564	2,632

The following table presents the Plan's financial instruments that are carried at fair value as of December 31, 2010, by type of instrument and level within the ASC 820 valuation hierarchy. Refer to Note 2 for a discussion of valuation methodologies used to measure the fair value of plan assets. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Plan Assets at Fair Value			
Type of Instrument	Level 1	Level 2	Level 3	Total
Common stock	$ 2,743	$ -	$ -	$ 2,743
Nonconvertible corporate bonds	-	4,195	6	4,201
U.S. Gov't and U.S. Gov't agencies	-	7,533	-	7,533
State and municipal securities	-	365	-	365
Common collective trusts	2,655	-	-	2,655
Mutual funds	5,918	-	-	5,918
Limited partnerships	-	1,939	-	1,939
Asset backed securities	-	439	-	439
CMO/REMIC	-	71	-	71
Commercial mortgage backed securities	-	845	-	845
Other securities	-	101	-	101
Total investments	$ 11,316	$ 15,488	$ 6	$ 26,810

Limited Investment Partnership Redemptions – The Plan has an investment in a Limited Partnership which is value at NAV. This investment can be withdrawn by the Plan at NAV within 180 days of the measurement date, with at least 75 days written notice.

The Company also has a non-contributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

Effective January 1, 2009, the Company instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009.

4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740 (*Accounting for Income Taxes*), which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2010, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

The Member has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

The Member is subject to New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company has been allocated UBT for financial statement purposes based on its net taxable income. The major sources of temporary differences for which a deferred tax asset of $550 has been recorded are post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

ACAL is subject to UK corporation tax on net taxable income.

5. RELATED PARTY TRANSACTIONS

Substantially all of the receivables from affiliates relates to amounts due from the Member in connection with disbursements made on its behalf. Payables to affiliates primarily represent amounts collected on behalf of affiliates.

6. COMMITMENTS AND CONTINGENCIES

Lease Obligations — The Company's future minimum rental payments required under leases for New York office space and London office space that have remaining noncancelable terms of one year or more at December 31, 2010, which expire July 31, 2017, and November 23, 2014, respectively, are presented below:

Years Ending December 31	Total
2011	$ 4,173
2012	4,170
2013	4,310
2014	4,071
2015	3,851
2016 and thereafter	6,097
Total	$ 26,672

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

Unfunded Commitment and Letter of Credit – The Company has an unfunded commitment to an investment which is secured by a $1,826 letter of credit with a well recognized financial institution, which expires November 16, 2011. The letter of credit is collateralized by funds held in a money market account with that financial institution.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 ("the Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2 percent of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2010, the Company had net capital of $84,377, which was $84,127 in excess of the minimum required net capital of $250.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company made distributions to its Member amounting to $16,834.

Management has considered the effects, of events occurring after the date of the Company's consolidated statement of financial condition thru the date the consolidated statement of financial condition was issued.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

In planning and performing our audit of the consolidated financial statements of Allen & Company LLC and subsidiary (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011, and such report expressed an unqualified opinion on those consolidated financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Allen & Company LLC
711 Fifth Avenue
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2010, which were agreed to by Allen & Company LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting a difference of $414,956. Management has represented to us that the difference is due to the revenues of the Company's consolidating subsidiary, which are not included in the unconsolidated FOCUS report, but are included in the consolidated audited Form X-17A-5.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012123 FINRA DEC
ALLEN & COMPANY LLC 8*8
ATTN HOWARD FELSON
711 5TH AVE
NEW YORK NY 10022-3111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Howard Felson (212) 339-2246

2. A. General Assessment (item 2e from page 2) $ 411,542

B. Less payment made with SIPC-6 filed (exclude interest) (124,201)
7/16/2010
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 287,341

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 287,341

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 287,341

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen & Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 2011

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 170,924,931
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,521,764
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,784,651
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,890	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	1,890
Total deductions	6,308305
2d. SIPC Net Operating Revenues	$ 164,616,626
2e. General Assessment @ .0025	$ 411,542

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